SEC
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UNITED STATES



21004565

PART III

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SEC FILE NUMBER
8-67672

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Kipling Jones & Co., LTD

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 Louisiana Street, Suite 900

(No. and Street)

Houston	TX	77002
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert G. Roach, Jr. (917) 783-6823

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Morey, Nee, Buck & Oswald, LLC

(Name – *if individual, state last, first, middle name*)

2571 Baglyos Circle, Suite B20	Bethelem	PA	18020
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (11-05)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Robert G. R0ach, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Kipling Jones & Co., LTD, as of December 31, 2020, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Designated Principal

Title

Notary Public 05/06/2021



IRYNA GRUSHKO
Notary Public
COMMONWEALTH OF MASSACHUSETTS
My Commission Expires
March 25, 2022

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

KIPLING JONES & CO., LTD.

Financial Statements and Supplemental Schedules

Pursuant to Rule 17a-5 under the Securities Exchange Act of 1934

December 31, 2020

These financial statements and schedules should be deemed confidential pursuant to subparagraph (e)(3) of the Rule 17a-5 of the Securities and Exchange Commission

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Kipling, Jones & Co., Ltd.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Kipling, Jones & Co., Ltd. as of December 31, 2020, the related statements of income, changes in partners' capital, and cash flows for the year then ended, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of Kipling, Jones & Co., Ltd. as of December 31, 2020, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of Kipling, Jones & Co., Ltd.'s management. Our responsibility is to express an opinion on Kipling, Jones & Co., Ltd.'s financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to Kipling, Jones & Co., Ltd. in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Substantial Doubt about the Company's Ability to Continue as a Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 8 to the financial statements, the Company has submitted Form BDW to cease activity as a broker-dealer. Management's evaluation of the events and conditions and management's plans regarding those matters are also described in Notes 6 and 8. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to that matter.

Auditor's Report on Supplemental Information

The Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 has been subjected to audit procedures performed in conjunction with the audit of Kipling, Jones & Co., Ltd.'s financial statements. The supplemental information is the responsibility of Kipling, Jones & Co., Ltd.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Computation of Net Capital Under SEC Rule 15c3-1, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, and Information Relating to Possession or Control Requirements Under SEC Rule 15c3-3 is fairly stated, in all material respects, in relation to the financial statements as a whole.

Morey, Nee, Buck & Oswald, LLC

We have served as Kipling, Jones & Co., Ltd.'s auditor since 2020.

Bethlehem, Pennsylvania

April 30, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

KIPLING JONES & CO., LTD.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2020

Assets

Cash	$	179,068
Prepaid expenses		4,417
Other assets		961
	$	184,446

Liabilities and Partners' Capital

Liabilities:		
Accounts payable	$	73,968
Partners' capital		110,478
Total liabilities and partners' capital	$	184,446

The accompanying notes are an integral part of these financial statements.

KIPLING JONES & CO., LTD.
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2020

Revenues:	
Advisory fees	$ 321,590
Consulting income	2,500
Other income	72
Total revenues	324,162
Expenses:	
Compensation and related costs	142,144
Travel	14,874
Occupancy and equipment	22,655
Communications	1,295
Regulatory fees	44,147
Professional fees	31,281
Other expenses	6,830
Total expenses	263,226
Net income	$ 60,936

The accompanying notes are an integral part of these financial statements.

Kipling Jones & Co., Ltd
Statement of Changes in Partners' Capital
December 31, 2020

	General Partner	Class A Partners	Class B Partners	Total
Balance at January 1, 2020	$ (5,618)	$ (182,757)	$ 235,932	$ 47,557
Partners' contribution	-	-	1,985	1,985
Net income	610	54,842	5,484	60,936
Balance at December 31, 2020	$ (5,008)	$ (127,915)	$ 243,401	$ 110,478

The accompanying notes are an integral part of these financial statements.

KIPLING JONES & CO., LTD.
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2020

Cash flows from operating activties	
Net income	$ 60,936
Adjustments to reconcile net income to net cash provided by operating activities:	
Changes in assets and liabilities:	
Increase in prepaid expenses	(1,707)
Increase in other asset	(961)
Increase in accounts payable	68,468
Net cash provided by operating activites	126,736
Cash flows from financing activities	
Partners' contribution	1,985
Net increase in cash	128,721
Cash - beginning of year	50,347
Cash - end of year	**$ 179,068**

Income Taxes Paid Year Ended December 31, 2020	$ 0
Interest Paid Year Ended December 31, 2020	$ 0

The accompanying notes are an integral part of these financial statements.

KIPLING JONES & CO., LTD.
NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2020

Note 1: **Nature of Business:**

Kipling Jones & Co., Ltd. (the "Partnership"), a Texas limited partnership, was formed in May 2003. The Partnership is registered as a Broker/Dealer with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA). The Partnership provides Municipal Advisory Services to public institutions located throughout the United States.

The general partner of the Partnership is JonesCap, LLC (General Partner). The General Partner has the authority to manage and control the business affairs of the Partnership.

The Partnership terminates on December 31, 2059, unless sooner terminated or extended as provided in the partnership agreement.

Note 2: **Summary of Significant Accounting Policies:**

Basis of Accounting:

The preparation of financial statements in conformity with United States Generally Accepted Accounting Principles requires management to make estimates and assumptions that affect the reported amounts of the assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and reported amounts of revenue and expenses during the reporting period. Actual results could differ from these estimates.

Revenue Recognition:

The Partnership recognizes revenue in accordance with ASU 2014-09, Revenue From Contracts With Customers ("ASC Topic 606"). This revenue guidance requires that an entity recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The guidance requires an entity to follow a five-step model to (a) identify the contract(s) with a customer, (b) identify the performance obligations in the contract, (c) determine the transaction price, (d) allocate the transaction to the performance obligations in the contract, and (e) recognize revenue when (or as) the entity satisfies a performance obligation.

Significant Judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Partnership's progress under the contract; whether constraints on variable consideration should be applied due to certain future events.

Note 2: **Summary of Significant Accounting Policies (continued):**

Revenue Recognition (continued):

Municipal Advisory Fees:

The Partnership believes that its performance obligation is met at the sale of securities by clients under contract to investors and as such this is filled on that sale date.

Consulting:

The Partnership believes that its performance obligation is met when the terms of the contract are met. At such time fees are received.

Cash:

Cash includes cash held at banks. The Partnership considers investments in money market mutual funds to be cash equivalents. As of December 31, 2020, the Partnership did not hold any cash equivalents.

Other Asset:

A deposit with Central Registration Depository ("CRD") is included in other asset on the statement of financial condition. FINRA operates the CRD and uses the funds deposited to process registrations and other regulatory assessments of the Partnership.

Income Taxes:

Taxable income (loss) of the Partnership is included in the income tax returns of the partners; therefore, no provision for federal income taxes has been made in the accompanying financial statements. The Partnership has concluded that it is a pass-through entity and there are no uncertain tax positions that would require recognition in the financial statements. If the Partnership were to incur an income tax liability in the future, interest on any income tax liability would be reported as interest expense and penalties on any income tax liability would be reported as income taxes. The Partnerships' conclusions regarding uncertain tax positions may be subject to review and adjustment at a later date based upon ongoing analysis of tax laws, regulations and interpretations thereof as well as other factors. Generally, Federal, State and local tax authorities may examine the Partnerships' tax returns for three years from the date of filing. Therefore, the current year and three preceding years remain subject to examination as of December 31, 2020.

Note 2: **Summary of Significant Accounting Policies (continued):**

Concentrations:

The Partnership's major customers are Municipalities which accounted for 99% of the total revenues for the year ending December 31, 2020.

All cash deposits are held by two financial institutions and therefore are subject to the credit risk at those financial institutions. The Partnership has not experienced any losses in such accounts and does not believe there to be any significant credit risk with respect to these deposits.

New accounting pronouncements

In June 2016, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2016-13, Financial Instruments — Credit Losses (Topic 326): Measurement of Credit Losses on Financial Instruments, which amends the FASB's guidance on the impairment of financial instruments. The ASU adds to GAAP, an impairment model (known as the current expected credit loss ("CECL") model) that is based on expected losses rather than incurred losses. Under the new guidance, the Partnership recognizes as an allowance, its estimate of lifetime expected credit losses, which the FASB believes will result in more timely recognition of such losses, if any. The ASU is also intended to reduce the complexity of GAAP by decreasing the number of credit impairment models that entities use to account for debt instruments. Further, the ASU makes targeted changes to the impairment model for available-for-sale debt securities. The new CECL standard became effective on January 1, 2020, and the Partnership applied the modified retrospective method of adoption which resulted in no adjustment to partners' equity as the effective date.

Note 3: **Net Capital Requirements:**

The Partnership is a member of the Financial Industry Regulatory Authority (FINRA) and subject to the Securities and Exchange Commission's (SEC) Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to the net capital, both as defined, shall not exceed 15 to 1. At December 31, 2020, the Partnership had net capital of $105,100 which was 100,100 in excess of the amount required.

Note 4: **Possession or Control:**

The Partnership does not have any possession or control of customer funds or securities. As such it is not affected by SEC Rule 15c3-3.

Note 5: **Risks and Uncertainties:**

In the ordinary course of business, the Partnership has entered into transactions with third parties to provide, for their benefit, certain advisory transactions. These transactions result in the Partnership billing these third parties for the Partnership's services. Management is not aware of any claims that will create a loss or a future obligation of the Partnership with regards to these transactions.

Note 6: **Commitments and Contingencies:**

In the normal course of business, the Partnership is subject to litigation relating to its activities as a Broker Dealer including civil actions and arbitration. From time to time, the Partnership is also involved in proceeding and investigations be self-regulatory organizations and the SEC. While the outcome of such matters cannot be predicted with certainty, in the opinion of management the ultimate outcome will not have a significant impact on the operations of the Partnership.

In December 2020, FINRA fined the Firm $38,000. The Firm is also subject to statutory disqualification. The Firm has filed an appeal to the FINRA decision.

Note 7: **Economic Risks:**

During the 2020 calendar year, the World Health Organization has declared COVID-19 to constitute a "Public Health Emergency of International Concern". This pandemic has disrupted economic markets and the economic impact, duration and spread of the COVID-19 virus is uncertain at this time. The financial performance of the Partnership is subject to future developments related to the COVID-19 outbreak and possible government advisories and restrictions placed on the financial markets and business activities. The impact on financial markets and the overall economy, all of which are highly uncertain, cannot be predicted. If the financial markets and/or the overall economy are impacted for an extended period the Partnership's results may be materially affected. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Note 8: **Subsequent Events:**

The Partnership has performed an evaluation of events that have occurred subsequent to December 31, 2020 and through April 30, 2021, the date of this report.

The Partnership has filed a Form BDW withdrawing registration from FINRA due to the disbarment of one of the Principals.

SUPPLEMENTARY INFORMATION

SCHEDULE I

KIPLING JONES & CO., LTD.
COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
DECEMBER 31, 2020

Partners' capital	$ 110,478
Less non-allowable assets:	(5,378)
Net capital	105,100
Minimum net capital required (greater of $5,000 or 6-2/3% of aggregate indebtedness)	5,000
Excess net capital	$ 100,100
Aggregate indebtedness	$ 73,968
Ratio of Aggregate indebtedness to net capital	.70:1

There are no material differences between the computation of net capital presented above and the computation of net capital in the Partnership's amended unaudited Form X-17A-5, Part IIA filing as of December 31, 2020 filed on March 1, 2021.

See Report of Independent Registered Public Accounting Firm

SCHEDULE II

KIPLING JONES & CO., LTD.

STATEMENT ON EXEMPTION FROM THE COMPUTATION FOR THE DETERMINATION OF RESERVE REQUIREMENTS AND INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3 OF THE SECURITIES AND EXCHANGE COMMISSION

December 31, 2020

Kipling Jones & Co., Ltd. does not handle cash or securities on behalf of customers; therefore, it is not impacted by SEC Rule 15c3-3.

See Report of Independent Registered Public Accounting Firm

Morey, Nee, Buck & Oswald, LLC

Certified Public Accountants and Advisors

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners
of Kipling, Jones & Co., Ltd.

We have reviewed management's statements, included in the accompanying Exemption Report Pursuant to SEC Rule 17a-5 of the Securities and Exchange Act of 1934, in which Kipling, Jones & Co., Ltd. stated that the Company had no obligations under the provisions of 17 C.F.R. § 240.15c3-3 as the Company limits its business activities exclusively to: effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Partnership, and the Partnership (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, and (2) did not carry any accounts of or for customers; and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year, without exception. Kipling, Jones & Co., Ltd.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Kipling, Jones & Co., Ltd.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in Rule 15c3-3 under the Securities Exchange Act of 1934.

Morey, Nee, Buck & Oswald, LLC

Bethlehem, Pennsylvania

April 30, 2021

1120 N. Bethlehem Pike • Suite 107 • PO Box 459 • Spring House, PA 19477• Phone: 610-882-1000
2571 Baglyos Circle • Suite B20 • Bethlehem, PA 18020 • Phone: 610-882-1000
27 E. High Street • Suite A • Somerville, NJ 08876 • Phone: 908-393-0549
430 W. 24th Street • Suite 1A • New York, NY 10011• Phone: 212-741-5117

www.moreycpa.com

Kipling Jones & Co., Ltd.
Exemption Report Pursuant to SEC Rule 17a-5
Of the Securities Exchange Act of 1934

Year ended December 31, 2020

Kipling Jones & Co., Ltd. (the "Partnership") is a registered broker dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission. To the best of its knowledge and belief the Partnership states the following:

(1) The Partnership does not claim an exemption under paragraph (k) of SEC Rule 15c3-3, and

(2) The Partnership is filing this Exemption Report relying on Footnote 74 of the SEC Release No. 34-70073 adopting amendments to SEC Rule 17a-5 because the Partnership limits its business activities exclusively to effecting securities transactions via subscriptions on a subscription basis where the funds are payable to the issuer or its agent and not to the Partnership, and the Partnership (i) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers, (ii) did not carry accounts of or for customers, and (iii) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

Signed as of April 30th, 2021.



Executed by Person who made the oath or affirmation
Under SEC Rule 17a-5(e)(2)